UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

OTE GROUP REPORTS 2009 SECOND QUARTER RESULTS

UNDER IFRS

•

Group revenues down 6.5% from Q2’08; -5.9% on a comparable basis

o

Group service revenues (excluding equipment sales) down 3.3%, significantly outperforming markets

o

Greek fixed-line competitiveness impacted by regulatory constraints

o

Tougher macro environment impacting Romanian fixed-line

o

Comparable mobile service revenues up 1%

•

Group pro forma OIBDA margin at 34.7%

o

Fixed-line margins under pressure from delays in Greek VRP, higher provisions in Romania

o

Higher mobile OIBDA margin

•

Group net income impacted by new Greek tax levy

•

Strong cash flow generation; net debt at €4.1bn

•

OTE continuing to build strong platform for future growth – mobile broadband in Romania, satellite TV license in Greece, improved distribution and customer outreach…

ATHENS, Greece – August 6, 2009 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced reviewed consolidated results (prepared under IFRS) for the quarter and six months ended June 30, 2009:

(€ mn except per share data)	Q2’09	Q2’08	% Change	H1’09	H1’08	% Change
Revenues	1,487.6	1,590.5	-6.5%	2,942.1	3,128.0	-5.9%
Operating Income	79.5	288.3	-72.4%	522.3	527.8	-1.0%
Net Income	4.7	159.3	-97.0%	271.4	300.4	-9.7%
Basic EPS (€)	0.0096	0.3250	-97.0%	0.5537	0.6129	-9.7%
OIBDA*	363.9	578.8	-37.1%	1,084.5	1,112.6	-2.5%
Pro forma** OIBDA	516.5	581.8	-11.2%	1,049.5	1,157.4	-9.3%
as % of Operating Revenues	34.7%	36.6%	-1.9pp	35.7%	37.0%	-1.3pp
Cash flow from operations	406.5	443.4	-8.3%	717.3	765.9	-6.3%
CAPEX as % of Revenues	14.8%	14.8%	-	15.0%	12.0%	3.0pp

* Operating income before depreciation and amortization

** Excluding impact of Voluntary Retirement Programs at OTE SA (€12.2mn in Q1'08, €11.0mn in Q1'09, €152.0mn in Q2'09 and a reversal of €201.9mn in Q1’09) and RomTelecom (€29.6mn in Q1'08, €3.0mn in Q2'08, €3.3mn in Q1'09 and €0.6mn in Q2'09)

Commenting on the second quarter performance, Panagis Vourloumis, Chairman and CEO, noted:

“The second quarter of the year saw further weakening of the economies in the countries where we operate – spending on telecommunication services is estimated to have shrunk by around 7% in Greece since the beginning of the year, with similar or worse trends in Romania, Bulgaria and Albania.  In Greek fixed telephony, OTE’s situation was exacerbated by long delays in obtaining regulatory agreement for price-competitive products, some of which were finally approved after the close of the quarter.  Against this background, the Group put in a commendable performance, limiting the overall decline in its service revenue to about 3%.  To protect future margins, we are working hard on several fronts – 600 Greek fixed-line employees will leave the company by the end of the current quarter; Opex and Capex synergies with DT are being achieved ahead of schedule… and we are actively seeking ways to accelerate and expand these and other cost-cutting programs.  We are also continuing to look for opportunities to bolster our service offering – in Romania with a preliminary agreement to acquire a 3G operator to tap the growing mobile broadband market, in Greece with a license to provide direct-to-home satellite TV – in order to strengthen customer loyalty and our competitive advantages as soon as the markets pick up.”  Mr. Vourloumis added:  “Though we expect continued weakness in the economy in the second half of the year, our objective is to maintain a Group profitability level roughly in line with that achieved in full year 2008.”

FINANCIAL HIGHLIGHTS

Revenues

Compared to the similar period in 2008, OTE Group Revenues for the second quarter of 2009 declined by 6.5%, or by 5.9% on a comparable basis, excluding revenues from Cosmofon, deconsolidated as of May 12, 2009.  About half of the decline on a comparable basis reflects lower sales of equipment, primarily mobile handsets.  Excluding equipment sales, comparable service revenues would have declined by just 3.3%, significantly outperforming the overall telecommunications markets in the countries served by the Group.  The remaining decline is mainly due to lower monthly rentals in Greece, the effect of lower fixed-to-mobile termination rates, as well as lower revenues from leased lines and interconnection, mainly due to regulator-mandated wholesale rate cuts in Greece.

Total Operating Expenses

Total Operating Expenses excluding depreciation & amortization amounted to €1,123.7mn in the three months ended June 30, 2009. On a pro forma basis, excluding a €152.0mn provision taken in the quarter to cover early retirement of 600 Greek fixed-line employees later in the year, Total Operating Expenses excluding depreciation & amortization were down 3.4%, mainly reflecting lower cost of telecommunications equipment and lower charges from domestic telephony operators.

- Payroll and Employee Benefits

In Q2’09, Payroll and Employee Benefits (including provisions for staff retirement indemnities and youth account) amounted to €323.5mn, up just 1.2% compared to the previous year’s quarter. Payroll and Employee Benefits related to Greek fixed-line and mobile operations were up in the quarter, but the increase was partly offset by lower payroll at RomTelecom.

- Other Operating Expenses

Other Operating Expenses were up 6.3% to €347.4mn in Q2’09. Declines in repairs and maintenance as well as lower taxes other than on income could not offset higher third-party fees and increased provisions for doubtful accounts.

Operating Income

Group Operating Income amounted to €79.5mn in the quarter.  The 72.4% decrease was largely due to the early retirement provision described above. Excluding this provision, Operating Income was down 20.3%, primarily reflecting the drop in Group revenues and increased Other Operating Expenses.

Depreciation and Amortization

Group Depreciation and Amortization decreased by 2.1% to €284.4mn in Q2’09.

Operating Income before Depreciation and Amortization

Pro forma Operating Income before Depreciation and Amortization (OIBDA) decreased by 11.2% to €516.5mn in Q2’09. Group pro forma OIBDA margin stood at 34.7%, 1.9pp lower than the comparable quarter last year, due to lower margin at fixed-line operations.

Net Income

In the quarter, OTE Group Net Income stood at €4.7mn, as compared to €159.3mn in the comparable quarter last year. In the 2009 quarter, OTE Group recorded a capital gain of €24.4mn on the sale of Cosmofon.  Conversely, net income was impacted by provisions for early retirement, as well as by a new Greek tax levy on dividends received from Cosmote (€31mn).

Cash Flow

Cash provided by operating activities amounted to €406.5mn, down 8.3% compared to the second quarter of 2008. In Q2’09, OTE incurred an outflow of approximately €8mn related to Greek fixed-line redundancy payments to OTE’s Auxiliary pension fund, compared to a payment of approximately €12mn in Q2’08.

OTE’s cash flow statement this quarter also reflects the net amount invested at AMC (€48.4mn) as well as €179.9mn in net proceeds from the sale of Cosmofon.

Capital Expenditure

Capital expenditure for the three months ended June 30, 2009 totaled €220.1mn, down 6.7% compared to Q2’08, due to lower investments in Greek fixed-line and mobile operations. Capital expenditure for the Greek fixed-line, RomTelecom and Cosmote units stood at €63.9mn, €52.4mn and €101.4mn, respectively.

Debt

As of June 30, 2009, total OTE Group gross debt stood at €6,015.3mn, a decrease of 0.5% compared to December 31, 2008.  Net debt amounted to €4,391.1mn, down 4.2% from the end of March 2009.

A total of €290.7mn of OTE’s cash balances is placed in highly liquid government notes, which are not accounted for under Cash and Cash equivalents. Adding this amount to Cash and Cash Equivalents, net debt at June 30, 2009 would amount to €4,100.4mn. Compared to the end of Q1’09, net debt was down almost €172mn, or approximately 4%, excluding the net amount invested in the acquisition of minority interest at AMC (€48.4mn) and the proceeds from the disposal of Cosmofon (€179.9mn net of transaction costs). This net debt reduction in the quarter reflects the underlying solid cash flow generation. The starting date of 2008 dividend payment took place following Q2’09, on July 7.

OTE Group debt outstanding breaks down as follows:

(€ mn)	Jun 30, 2009	Mar 31, 2009	% Change	Dec 31, 2008	% Change
Short-Term:
-Bank loans	4.4	2.3	91.3%	5.1	-13.7%
Medium & Long-term:
-Bonds	5,442.8	5,468.9	-0.5%	5,464.5	-0.4%
-Bank loans	568.1	573.9	-1.0%	578.1	-1.7%
Total Indebtedness	6,015.3	6,045.1	-0.5%	6,047.7	-0.5%
Cash and Cash equivalents	1,624.2	1,462.7	11.0%	1,429.8	13.6%
Cash and Cash equivalents incl. in assets held for sale	-	(2.2)	-	(1.9)	-
Net Debt	4,391.1	4,584.6	-4.2%	4,619.8	-5.0%
Government notes	(290.7)	(181.0)	-	(106.6)	-
Underlying Net Debt	4,100.4	4,403.6	-6.9%	4,513.2	-9.1%

1.

OTE FIXED-LINE

ACCESS LINE & TRAFFIC STATISTICS

	Q2’09	Q2’08	% Change
PSTN lines	3,942,249	4,304,679	-8.4%
ISDN, 64kb equiv. lines	1,239,470	1,308,584	-5.3%
Total lines	5,181,719	5,613,263	-7.7%
ADSL subscribers	1,049,128	892,490	17.6%
Unbundled local loops	857,468	499,579	71.6%
Wholesale line rental	8,933	0	-

(Minutes, million)	Q2’09	Q2’08	% Change
Local	2,497.2	2,549.7	-2.1%
National Long-distance	493.7	469.9	5.1%
International Long-distance	58.0	64.7	-10.3%
Fixed-to-Mobile	406.3	444.2	-8.5%
Special Calls	34.2	38.1	-10.3%
Total Voice traffic	3,489.4	3,566.6	-2.2%
Subscription Dial-up Internet	306.0	644.0	-52.5%

The rate of PSTN and ISDN line losses in the quarter showed a slight improvement compared to Q1’09, reflecting OTE’s customer retention effort. Wholesale Line Rental was offered for the first time in the quarter, leading to the loss of approximately 9,000 access lines, but OTE’s total line loss was less than that at the previous quarter even including WLR impact. Regulatory constraints remained unchanged and during the quarter, OTE strived to bridge the pricing gap between its own and the rival double-play offerings. Promotional or temporary offers by LLU operators continue to be positioned lower than OTE’s regular prices and create a perception among customers of significant relative discount.

In broadband, the total Greek ADSL market at the end of June 2009 slightly exceeded 1.9 million subscribers, compared to less than 1.4 million one year earlier, an increase of approximately 36%. Total broadband net new additions were ca. 108,000 in the quarter, while OTE’s ADSL customers (retail & wholesale) approached 1.05 million. During the quarter, certain of OTE’s competitors gained market share as a result of aggressively priced promotional offerings.

As a result of this competitive pressure, OTE’s share of retail broadband customers fell from the previous quarter’s levels, but at the end of June remained above the 50% level. OTE had around 32,000 new retail subscribers in the period. In order to enhance customer retention, during May OTE doubled the broadband access speeds for about two-thirds of its existing customer base and reduced monthly subscription tariffs in a range of around 7% to 16% for all remaining customers. Today nearly one out of five OTE ADSL customers is paying for broadband access in the 8-24Mbps speed range, from only 6% of total in June 2008.

New subscriptions to the "Conn-x Talk" flat-rate packages remained high in Q2’09, and now 37% of eligible Conn-x broadband customers have also adopted flat-rate packages. In addition to new broadband-related product offerings, in July OTE also announced new flat-rate voice plans that bundle free minutes to mobile or international destinations, or bundle minutes with the monthly rental, in an effort to increase customer loyalty and reduce churn.

SUMMARY FINANCIAL DATA

(€ mn)	Q2’09	Q2’08	% Change	H1’09	H1’08	% Change
Revenues	590.8	646.8	-8.7%	1,195.8	1,284.8	-6.9%
- Basic Monthly Rentals	143.9	158.7	-9.3%	291.3	318.9	-8.7%
- Fixed-to-fixed calls	103.4	109.3	-5.4%	206.6	223.2	-7.4%
- Fixed-to-mobile calls	44.7	58.8	-24.0%	87.1	116.0	-24.9%
- International	42.0	50.5	-16.9%	81.7	103.4	-21.0%
- Other	256.8	269.5	-4.7%	529.1	523.3	1.1%
Operating Income	(97.9)	87.4	-	173.5	177.0	-2.0%
Operating income before depreciation and amortization	8.5	205.2	-95.9%	389.5	416.2	-6.4%
Voluntary Retirement costs/(reversals)	152.0	0.0	-	(38.9)	12.2	-
Pro Forma Operating income before depreciation and amortization	160.5	205.2	-21.8%	350.6	428.4	-18.2%
as % of Operating revenues	27.2%	31.7%	-4.5pp	29.3%	33.3%	-4.0pp
Depreciation & Amortization	106.4	117.7	-9.6%	216.0	239.2	-9.7%

In Q2’09, revenues from monthly rentals continued to decline, reflecting the loss of PSTN lines. The pace of fixed-to-mobile revenue decline remained roughly in line with Q1’09 trends, reflecting the steep mobile interconnect rate cut at the beginning of the year. International revenues continue to be negatively affected by increased competition, as well as by the wholesale price reductions implemented in the previous quarters. ADSL revenues were up compared to the same quarter last year, tracking customer growth. LLU-related revenues continued to increase, as a result of the ongoing growth in unbundled local loops. Interconnection charges in the quarter were down sharply, partly reflecting lower wholesale traffic. Leased-line revenues decreased in the quarter, partly due to competitive pressure. Revenues from services rendered were up 4.9%, mainly reflecting the contribution of new contracts, and sales from telecommunications equipment were down 24.7%.

LLU-related revenues, interconnection charges and revenues from leased lines at both the wholesale and retail levels were all negatively affected by regulatory decisions. New, lower, wholesale tariffs were imposed by the regulator in Q2’09 and OTE’s revenues for the quarter include the retroactive effect for the first six months of the year, more than €20mn or nearly half of the total fixed-line revenue decline compared to Q2 last year.

Total operating expenses, adjusted for the Voluntary Retirement Program (VRP) costs, decreased by 4.1% compared to Q2’08, reaching €536.7mn, chiefly reflecting lower payments to domestic telephony operators. Payroll and employee benefits (including provisions for staff retirement indemnities and youth account) were up 4.2% to €200.3mn due to wage increases. Greek fixed-line headcount was 11,941 at the end of the quarter, marginally lower than last year. The 600 employees covered by the current early retirement scheme are expected to leave the Company by the end of Q3’09.

Other operating expenses stood at €120.4mn, up 3.1% from €116.8mn in Q2’08, driven mainly by higher repairs and maintenance costs, third-party fees and utilities, while containment in other cost lines (advertising costs, rents) partly mitigated this increase.

2. COSMOTE GROUP

CUSTOMER BASE EVOLUTION

	Cosmote Greece	AMC	Globul	Cosmote Romania	Total Cosmote
Net adds/ (disconnections) Q2’09	381,145	120,887	(4,457)	224,047	721,622
Customers Q2’09	8,792,754	1,526,334	4,007,775	6,330,325	20,657,188
% YoY Change	27.0%	19.2%	1.6%	36.4%	23.0%

SUMMARY FINANCIAL DATA

(€ mn)	Q2’09	Q2’08	% Change	H1’09	H1’08	% Change
Revenues	754.0	794.2	-5.1%	1,470.4	1,541.5	-4.6%
Operating Income	156.9	181.9	-13.7%	290.9	321.2	-9.4%
Operating income before depreciation and amortization	271.1	283.2	-4.3%	511.3	523.2	-2.3%
as % of Operating revenues	36.0%	35.7%	0.3pp	34.8%	33.9%	0.9pp

During the second quarter, Cosmote continued extending its market leadership in Greece and expanding its revenue share in Romania, with operational performance well in excess of the market.

The trends observed in Q1 continued during Q2, leading to a challenging environment, in all countries of operation. The continuing drop in Greek market revenues since the beginning of the year, together with weakening trends in Bulgaria and Albania, led to a slide in total revenues of 5.1% to €754.0mn.

Service revenues dropped by just 0.8% compared to last year’s Q2 level, at €652.1mn, while outgoing revenues increased by 3% in the quarter.

While expenses were reduced by 5.5%, Group OIBDA registered a 4.3% decline in the quarter. Reflecting tight control of network, G&A and distribution expenses, OIBDA margin increased 30 basis points.

Excluding Cosmofon, revenues reached €748.5mn, down 3.8%, with service revenues increasing by 0.7% to €647.4mn. OIBDA declined 2.9% compared to Q2 ’08 to €270.3mn.

In Q2, Cosmote completed the acquisition of a 12.6% stake in AMC, sold by the Albanian State, raising Cosmote’s stake in AMC to 95%. Also during Q2, Cosmote successfully completed the disposal of Cosmofon and GTS (Germanos Telekom Skopje) in FYROM, in line with the requirements of the local authorities.

Finally, at the end of Q2, Cosmote announced the agreement to acquire Telemobil (Zapp) in Romania, subject to regulatory approvals and other customary conditions. This acquisition would enable Cosmote Romania to tap the rapid uptake of mobile broadband and other 3G services in the Romanian market. Cosmote will be able to offer broadband services to its expanding customer base, while it will gain Zapp’s existing subscribers and access to the corporate market segment. In addition, this transaction should yield significant savings opportunities in the future.

Cosmote’s customer base rose by 23.0% compared to June 30, 2008, while net adds during the quarter reached 722k approximately, bringing the total to 20.7 million. As Cosmote continues gaining the majority of the market’s additions in Greece and Romania, its market and revenue share is rising further, setting the basis for continuing outperformance going forward.

Greece – Cosmote

In Q2’09, Cosmote continued to gain market and revenue share, adding 381K net subscribers, resulting in a total subscriber base of 8.8 million, up 27% compared to the end of Q2’08. Cosmote gained the vast majority of net additions in the market, supported by its strong market presence, in terms of retail network and marketing, its superior telecom network, its vastly improved customer care and its competitive pricing.  The total number of post-paid subscribers rose 8% year-on-year, accounting for approximately 26% of Cosmote’s customer base, while the number of pre-paid customers at the end of Q2’09 was 35.3% higher than one year earlier. Specifically, during Q2, Cosmote added 31K post-paid customers and 350K pre-paid.

SUMMARY FINANCIAL DATA FOR COSMOTE GREECE

(€ mn)	Q2’09	Q2’08	% Change	H1’09	H1’08	% Change
Revenues	473.9	455.4	4.1%	916.9	879.8	4.2%
Operating Income	133.0	153.0	-13.1%	252.3	286.1	-11.8%
Operating income before depreciation and amortization	179.9	194.3	-7.4%	343.4	369.8	-7.1%
as % of Operating revenues	38.0%	42.7%	-4.7pp	37.5%	42.0%	-4.5pp

The challenging environment recorded in Q1 continued, as pre-paid pricing, interconnection and roaming rate reductions persist throughout the year.

These factors led to an estimated total service revenue market decline of over 10%, whereas Cosmote managed to contain service revenue decrease at 2.9%.

Cosmote significantly outperformed the market, with total revenues up 4.1% to €473.9mn, and outgoing revenues rising up 2.9%. The overall reduction in service revenues resulted from incoming revenues, which were down 23% due to the termination rate cut and a shift to more “on-net” traffic, while roaming revenues were down 19%.

In addition to gaining the bulk of new voice subscribers, Cosmote is far and away the leader in new mobile broadband subscribers. By the end of Q2’09, Cosmote’s mobile broadband subscriber base had reached 150K.

	H1’08	9M’08	12M’08	3M’09	H1’09
AMOU, blended (min)	183	184	183	200	216
ARPU, blended (€)	24.2	24.4	23.6	18.3	18.7
Total Customer base	6,920,907	7,410,728	7,893,144	8,411,609	8,792,754

Blended AMOU in H1’09 increased by 18% to 216 minutes compared to H1’08, continuing the trend of previous quarters, mostly driven by pre-paid AMOU, up by 67% as a result of aggressive on net offers.

Blended ARPU for H1’09, at €18.7, was down approximately 23% from H1’08, reflecting lower ARPU in the pre-paid segment. In addition, post-paid ARPU dropped slightly, mainly due to lower incoming rates and the pick up in data offerings, with generally lower ARPU.

OIBDA decreased by 7.4% in the quarter as compared to Q2’08, reflecting the reduction of service revenues as well as higher market-related costs, partly offset by certain cost improvements, primarily on the network cost side.

OIBDA margin was down 4.7pp to 38.0% in the quarter, partly reflecting the transfer of handset sales from Germanos.

Albania – AMC

In Q2’09, AMC added 121K net new subscribers, bringing its total customer base at the end of the period to approximately 1.5 million, a 19.2% increase compared to the second quarter of 2008.

SUMMARY FINANCIAL DATA FOR AMC

(€ mn)	Q2’09	Q2’08	% Change	H1’09	H1’08	% Change
Revenues	35.5	46.3	-23.3%	75.9	91.3	-16.9%
Operating Income	15.3	23.0	-33.5%	34.6	46.2	-25.1%
Operating income before depreciation and amortization	21.0	29.0	-27.6%	46.1	58.1	-20.7%
as % of Operating revenues	59.1%	62.6%	-3.5pp	60.7%	63.6%	-2.9pp

Pressure in AMC revenues continues, reflecting both regulatory impact on wholesale and retail pricing and increased competition. Though down 3.5pp, AMC’s OIBDA margin remained strong at 59.1%.

	H1’08	9M’08	12M’08	3M’09	H1’09
AMOU, blended (min)	55	57	57	57	58
ARPU, blended (€)	13	13	13	10	9
Total Customer base	1,280,181	1,315,997	1,395,989	1,405,447	1,526,334

Bulgaria – Globul

Globul’s post-paid customer base increased by 8.1% from the end of Q2’08 to a total of over 2 million, or 51.1% of Globul’s total customer base. In contrast, the number of pre-paid customers dropped by 4.4% compared to the end of Q2’08.  Globul’s total customer base at the end of Q2’09 was approximately 4.1 million, an increase of 1.6% from a year earlier. The customer base shift towards post-paid resulted in stable blended ARPU.

SUMMARY FINANCIAL DATA FOR GLOBUL

(€ mn)	Q2’09	Q2’08	% Change	H1’09	H1’08	% Change
Revenues	116.0	109.1	6.3%	225.1	210.2	7.1%
Operating Income	21.5	21.6	-0.5%	39.4	39.0	1.0%
Operating income before depreciation and amortization	46.2	45.4	1.8%	87.6	85.7	2.2%
as % of Operating revenues	39.8%	41.6%	-1.8pp	38.9%	40.8%	-1.9pp

While total revenues increased by 6.3%, due to the centralization of handset sales, service revenues declined by 3%, due to lower pre-paid and roaming revenues.

The drop in Globul’s OIBDA margin reflects higher sales of handsets and accessories, which carry lower margins, as well as the decline in higher-margin service revenue items (roaming).

	H1’08	9M’08	12M’08	3M’09	H1’09
AMOU, blended (min)	106	109	112	112	114
ARPU, blended (€)	9	9	10	8	9
Total Customer base	3,945,255	4,019,101	4,096,996	4,012,232	4,007,775

Globul’s blended AMOU for H1’09 reached 114 minutes, up by about 7.5% vs H1’08, as a result of increased pre-paid AMOU (up 28.8%) and the shift towards post-paid subscribers. Globul preserved the same levels of blended ARPU in comparison to the same period last year, at €9.

Romania – Cosmote Romania

Cosmote Romania continued its growth in customers, market share, revenues and OIBDA. Total revenues increased by 65.1% to €105.0mn, while service revenues were up 50%, against an estimated market decline (excluding Cosmote) of close to 10%. OIBDA reached €22.8mn and OIBDA margin jumped to 21.7%, reflecting economies of scale.

In the quarter, Cosmote added over 224K net new subscribers, of which 45K post-paid and 179K pre-paid, bringing the total customer base to 6.3 million, of which 20% post-paid. The customer mix – and especially the mix in net additions – is showing clear evidence of Cosmote’s success in the post-paid segment, following the first several years of focus on pre-paid customers. Having reached a market share in excess of 23%, Cosmote Romania is set to continue its strong market execution.

SUMMARY FINANCIAL DATA FOR COSMOTE ROMANIA

(€ mn)	Q2’09	Q2’08	% Change	H1’09	H1’08	% Change
Revenues	105.0	63.6	65.1%	203.1	116.8	73.9%
Operating Income/(loss)	0.3	(13.5)	102.2%	(5.2)	(39.3)	86.8%
Operating income/(loss) before depreciation and amortization	22.8	5.0	356.0%	35.8	(2.7)	-
as % of Operating revenues	21.7%	7.9%	13.8pp	17.6%	-	-

Blended ARPU for H1’09 was €5.2, up 6.3% year on year, continuing the improvement from the previous quarter, resulting from the increasing share of post-paid customers. Post-paid outgoing revenues increased 59% compared to Q2’08, while pre-paid revenues rose by 33%.

	H1’08	9M’08	12M’08	3M’09	H1’09
ARPU, blended (€)	5	5	5	5	5
Total Customer base	4,642,525	5,246,422	5,894,056	6,106,278	6,330,325

Germanos

In Q2’09, Germanos contributed 550K net new subscribers to the Group, accounting for 92% of total net additions (excluding Albania). Germanos is the major contributor to the Group’s market share gains and a critical factor in Cosmote’s expansion, especially in Greece and Romania. The increasing subscriber contribution by Germanos is one of the critical factors in Cosmote’s outperformance in these markets, as Germanos is the Group’s major distribution unit.

Germanos’ operations are being integrated within the Cosmote Group leading to increased synergies and aiming to realize improved performance in the future.  As a result, the majority of Germanos functions and operations have been transferred to Cosmote units.  Germanos reported revenues and OIBDA of €213.7mn and €1.6mn respectively in the quarter.

SUMMARY FINANCIAL DATA FOR GERMANOS

(€ mn)	Q2’09	Q2’08	% Change	H1’09	H1’08	% Change
Revenues	213.7	245.8	-13.1%	409.2	486.5	-15.9%
Operating Income/(loss)	(2.8)	1.4	-	(8.1)	0.1	-
Operating income before depreciation and amortization	1.6	5.3	-69.8%	0.7	7.8	-91.0%
as % of Operating revenues	0.7%	2.2%	-1.5pp	0.2%	1.6%	-1.4pp

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

SUMMARY FINANCIAL DATA

(€ mn)	Q2’09	Q2’08	% Change	H1’09	H1’08	% Change
Revenues	207.3	223.2	-7.1%	408.7	442.4	-7.6%
Operating Income/(loss)	(1.5)	(1.9)	-21.1%	12.3	(16.1)	-
OIBDA	60.6	68.5	-11.5%	134.9	124.3	8.5%
Pro forma OIBDA*	61.2	71.5	-14.4%	138.8	157.0	-11.6%
as % of Operating Revenues	29.5%	32.0%	-2.5pp	34.0%	35.5%	-1.5pp

Fixed Telephony, Lines				2,865,694	2,994,265	-4.3%

* Excluding impact of RomTelecom employee exit program in Q1'08, Q2’08, Q1’09 and Q2’09

According to recent estimates, the Romanian economy is expected to shrink by about up to 7-8%, a significant worsening from previous forecasts of a 4.1% contraction. In this context, RomTelecom’s objectives are to preserve customer base, the current level of profitability and liquidity, and to be prepared to take advantage of an economic upturn.

In this tough market environment, RomTelecom recorded a drop in revenues of slightly over 7% as compared to Q2’08. The revenue decline was primarily due to a 12% decrease in voice services as a combined result of an 8% ARPU drop and a 4% line loss. Wholesale revenues increased by 2% following traffic increases from the Q2’08 levels, especially in international wholesale (+14%).

RomTelecom's strategy aims at overcoming the revenue decline in traditional telephony by gaining market share in new growth areas, such as broadband and satellite TV services. Its objective is to increase the number of revenue-generating units (defined as PSTN, ADSL and TV subscriptions) to mitigate the effect of the decrease in traditional voice-only customers. This strategy has proved successful, as RomTelecom increased by 9% its total revenue-generating units compared to last year's quarter (4,370,506 RGUs at end of Q2’09 vs. 4,027,223 RGUs at the end of Q2’08). As a result of these efforts, net line churn for Q2'09 was contained to only 2.3%. With an increase of 44% in ADSL customers compared to the end of Q2’08, penetration reached 25% of all PSTN subscribers and revenues were up 37% from the year earlier level. Similarly, the number of direct-to-home TV subscribers rose 48% to nearly 780,000, representing PSTN penetration of 27% and generating a 71% increase in revenues. Additionally, the company's efforts to serve business customers with large data communication needs with dedicated, high-margin products led to a 12% revenue increase in VPN revenues, resulting from a 27% increase in VPN connections.

Operating expenses excluding depreciation and amortization for Q2’09 were 5% lower than in the same period last year, with significant reductions in domestic interconnection (-36%), COGS (-44%), and wages & salaries (-15%). Reported headcount at June 2009 (10,230 employees) was lower than the June 2008 figure by 293.

Depreciation & amortization charges were €8.3mn lower than Q2’08, largely due to local currency devaluation (-13% between Q2’08 and Q2’09).

The company successfully launched its new mobile data offer based on CDMA solution in April, while three months later, two new high-speed Internet subscriptions using VDSL technology of up to 30 Mbps, were provided for both residential and business customers. Enlarging product portfolio is part of RomTelecom's broader strategy to offset the decline in traditional telephony services with a rich and diverse offering to both its retail and business customers.

4.  EVENTS OF THE QUARTER

OTE HOLDS EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

On April 7, 2009, OTE held its Extraordinary General Meeting. The shareholders approved the amendment of certain Articles of Incorporation, a share buy back program, the appointment of members of the Audit Committee, and announced the replacement of the resigned members of the Board of Directors.

OTE INVESTOR RELATIONS AWARDS

On April 9, 2009, OTE’s Investor Relations garnered four awards at Capital Link’s Annual Greek IR Awards ceremony held in Athens. Mr. Dimitris Tzelepis, OTE's Head of Investor Relations, was voted Best Investor Relations Officer in Greece with International Investors and the OTE Investor Relations team received awards for Best IR by a large Cap Company (FTSE - ASE 20), Best IR with International Investors and Best IR with the Sell Side.

COSMOTE COMPLETES THE ACQUISITION OF A 12.6% STAKE IN AMC

On April 27, 2009, Cosmote, the 100% subsidiary of OTE, completed the acquisition process of a 12.6% stake held by the Albanian State, in its subsidiary AMC following the approvals of the relevant authorities in Albania. The cash consideration for the above capital stake stands at €48.4mn. Following the official conclusion of the transaction, Cosmote owns directly or indirectly (through its 97% owned subsidiary COSMO-HOLDING ALBANIA S.A.) a 95% stake in AMC.

SYNERGIES RESULTING FROM THE DT-OTE COOPERATION ARE ANNOUNCED

On May 7, 2009, the synergies resulting from the cooperation of OTE with Deutsche Telekom were presented in the context of the latter company's Q1'09 results presentation. A run rate of approximately €200mn potential annual synergies have been verified using bottom-up measures, 2/3 of which will be implemented by 2010 year-end. The highest proportion of synergies potential comes from procurement, 1/3 is associated with capex, while a 70% of the total relates to the mobile operations.

COMPLETION OF THE TRANSFER OF 100% STAKE OF COSMOFON

On May 12, 2009, the transfer of 100% stake of COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE to Telekom Slovenije was completed, following the final approvals by FYROM’s Competition Committee (as of Apr 30, 2009). The final consideration was €187.9mn, €92.8mn of which was the asset’s selling price, €78.5mn corresponded to loans proceeds repaid by the acquirer and €16.6mn respectively was the settlement of OTE’s receivables.

A GROUP CFO IS APPOINTED

On May 14, 2009 OTE announced the creation of the position of OTE Group Chief Financial Officer. Mr. Kevin Copp assumed the said position effective August 1st, 2009. Mr. Copp will remain a member of the Board of Directors of OTE, position that he holds since February 6, 2009.

57th ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

On June 24, 2009 OTE held its 57th Annual General Assembly of Shareholders. During the meeting the shareholders approved, among others, the distribution of a €0.75 dividend per share, the appointment of Chartered Auditors for the Ordinary Audit of the financial statements for the fiscal year 2009 and elected a new ten-member Board of Directors for a three year term, pursuant to the relevant Articles of Incorporation, as well as the new Audit Committee. Mr. Iordanis Aivazis, OTE Chief Operating Officer, was elected as a new member of the Board of Directors.

CHANGES IN COSMOTE’S BOD

On June 26, 2009, during the 12th Annual General Assembly of Cosmote SA, Mr. Panagis Vourloumis was reappointed Chairman of the Cosmote Board of Directors, while Mr. Michael Tsamaz, Cosmote Deputy CEO, assumed the CEO position.

COSMOTE SIGNS AGREEMENT FOR THE ACQUISITION OF ZAPP

On June 30, 2009 OTE’s 100% subsidiary Cosmote signed in Bucharest a share purchase agreement for the acquisition of Telemobil S.A. (Zapp) in Romania. The consideration for the shares of Zapp is estimated at approximately €61mn (equity value), while Cosmote will also assume the debt and other liabilities of Zapp, mainly concerning 3G and CDMA network roll out, estimated at approximately €146mn. The acquisition is subject, among other conditions, to the approval of relevant Romanian authorities.

5.  SUBSEQUENT EVENTS

NEW COSMOTE BoD MEMBER

On July 10, Mr. Rainer Rathgeber was appointed as new Member of Cosmote’s Board of Directors.

REPEATED GENERAL ASSEMBLY OF SHAREHOLDERS

On July 10, OTE held its Repeated 57th Ordinary General Assembly of Shareholders. In the meeting, the shareholders discussed and approved the Amendment of the terms of the Stock Option Plan for executives of the Company and affiliated companies, according to article 42e of the Codified Law 2190/1920.

DEUTSCHE TELEKOM ACQUIRES 5% STAKE IN OTE

On August 3, the Hellenic Republic notified OTE that its direct and indirect participation in OTE SA’s total voting rights stood at 20.0000004%, or 98,030,080 voting rights. Prior to this transaction, Hellenic Republic held, directly and indirectly, 25.0000004% of the total voting rights in OTE SA. Following the transfer of this 5% stake from the Hellenic Republic to DT, the latter now owns 147,045,118 OTE shares, representing a 30.0000002% stake.

SATELLITE TV LICENSE GRANTED TO OTE

On August 4, OTE announced that its subsidiary, Hellas Sat, had signed an agreement with the Hellenic Republic for the provision of direct-to-home satellite TV services. With this license, OTE Group will be able to provide pay-TV services through satellite in Greece, in addition to its current offering in Romania, provided by RomTelecom under the brand name Dolce, and the Hellas Sat transmission of the Bulgarian satellite platform, Bulsatcom.

6. OUTLOOK

In the first half of the year, OTE Group revenues and margins were impacted by unfavorable competitive, regulatory and economic developments across all its markets. Reflecting the persistence of these factors, visibility remains limited. The Company’s management aims to maintain full year 2009 Group OIBDA margin roughly in line with the level achieved in full year 2008.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania.  At present, companies in which OTE Group has an equity interest employ over 33,000 people in five countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2008 filed with the SEC on June 30, 2009. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months and six months ended June 30, 2009 and 2008 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and six months ended June 30, 2009 and 2008 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the two quarters and six months ended June 30, 2009 (Under IFRS)

V.

Group Revenues for the three months and six months ended June 30, 2009 and 2008 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

Mobile Operations

VIII.

International Operations

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(€ mn)	30-Jun-09	31-Dec-08
ASSETS
Non - current assets:
Property, plant and equipment	5,594.30	5,872.80
Goodwill	518.2	530.7
Telecommunication licenses	318.7	329.5
Other intangible assets	538	556.2
Investments	156.6	156.6
Loans and advances to pension funds	174.4	194.5
Deferred tax assets	280	286.8
Other non-current assets	134.1	120.7
Total non - current assets	7,714.30	8,047.80
Current assets:
Inventories	232.3	201.3
Trade receivables	1,149.30	1,194.20
Other financial assets	324.6	135.9
Other current assets	309.2	261.6
Cash and cash equivalents	1,624.20	1,427.80
Total current assets	3,639.60	3,220.80
Assets classified as held for sale	0	156.6
TOTAL ASSETS	11,353.90	11,425.20
EQUITY AND LIABILITIES
Equity attributable to owners of the Company:
Share capital	1,171.50	1,171.50
Share premium	501.9	497.9
Statutory reserve	330.2	330.2
Foreign exchange and other reserves	-31.6	73.9
Changes in non-controlling interests	-3,319.90	-3,315.20
Retained earnings	2,457.40	2,553.60
1,109.50	1,311.90
Non-controlling interests	768.6	861.3
Total equity	1,878.10	2,173.20
Non-current liabilities:
Long-term borrowings	5,409.70	5,409.60
Provision for staff retirement indemnities	267.3	254.9
Provision for voluntary retirement scheme	168.2	107.2
Provision for Youth Account	281.5	286.3
Deferred tax liabilities	109.8	116.7
Other non-current liabilities	81.8	74.6
Total non-current liabilities	6,318.30	6,249.30
Current liabilities:
Trade accounts payable	831.9	943.9
Short-term borrowings	4.4	5.1
Short-term portion of long-term borrowings	601.2	633
Income tax payable	110.7	58
Deferred revenue	228.4	228.4
Provision for voluntary retirement scheme	184.9	275.8
Dividends payable	334.4	3.8
Other current liabilities	861.6	838.2
Total current liabilities	3,157.50	2,986.20
Liabilities directly associated with the assets classified as held for sale	-	16.5
TOTAL EQUITY AND LIABILITIES	11,353.90	11,425.20

Movement in OTE Group Shareholders’ equity

2009

Shareholders' equity, January 1	2,173.2
Profit for the period	278.4
Dividends declared	(367.6)
Net change of interest in subsidiaries	(48.4)
Other movements	(157.5)
(295.1)

Shareholders' equity, June 30	1,878.1

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and six months ended June 30, 2009 and 2008 (€ mn)

	Q2’09	Q2’08%		H1’09	H1’08%
			Change			Change
Revenues:
Domestic Telephony	413.6	462.3	-10.5%	823.7	928.3	-11.3%
International Telephony	62.3	70.8	-12.0%	118.9	149.7	-20.6%
Mobile Telephony	599.7	603.0	-0.5%	1,178.7	1,162.8	1.4%
Other revenues	412.0	454.4	-9.3%	820.8	887.2	-7.5%
Total Revenues	1,487.6	1,590.5	-6.5%	2,942.1	3,128.0	-5.9%

Operating Expenses:
Payroll and employee benefits	(302.2)	(298.8)	1.1%	(595.6)	(578.3)	3.0%
Provision for staff retirement indemnities and youth account	(21.3)	(20.9)	1.9%	(43.0)	(41.9)	2.6%
Cost of early retirement programs	(152.6)	(3.0)	-	35.0	(44.8)	-
Charges from international operators	(48.6)	(45.4)	7.0%	(97.4)	(93.5)	4.2%
Charges from domestic telephony operators	(132.0)	(159.7)	-17.3%	(258.6)	(315.3)	-18.0%
Depreciation and amortization	(284.4)	(290.5)	-2.1%	(562.2)	(584.8)	-3.9%
Cost of telecommunications equipment	(119.6)	(157.0)	-23.8%	(221.3)	(310.3)	-28.7%
Other operating expenses	(347.4)	(326.9)	6.3%	(676.7)	(631.3)	7.2%
Total Operating Expenses	(1,408.1)	(1,302.2)	8.1%	(2,419.8)	(2,600.2)	-6.9%

Operating income before financial results	79.5	288.3	-72.4%	522.3	527.8	-1.0%

Financial results:
Interest income	13.7	21.5	-36.3%	39.6	40.0	-1.0%
Interest expense	(74.7)	(79.1)	-5.6%	(177.7)	(166.2)	6.9%
FX gain/(loss), net	0.3	1.3	-76.9%	3.7	7.1	-47.9%
Financial net	(60.7)	(56.3)	7.8%	(134.4)	(119.1)	12.8%
Dividends	9.6	12.1	-20.7%	9.6	12.1	-20.7%
Investment Gain/(loss) on sale of investment	24.4	3.4	-	24.4	17.2	41.9%
	(26.7)	(40.8)	-	(100.4)	(89.8)	-

Profit before income taxes	52.8	247.5	-78.7%	421.9	438.0	-3.7%

Income taxes	(45.0)	(87.0)	-48.3%	(143.5)	(140.6)	2.1%

Profit for the period	7.8	160.5	-95.1%	278.4	297.4	-6.4%

Attributable to:
Owners of the parent	4.7	159.3	-97.0%	271.4	300.4	-9.7%
Non-controlling interests	3.1	1.2	158.3%	7.0	(3.0)	-
	7.8	160.5	-95.1%	278.4	297.4	-6.4%

EXHIBIT III – GROUP OTHER OPERATING EXPENSES ANALYSIS

(€ mn)	Q2’09	Q2’08	% Change	H1’09	H1’08	% Change
Commission to dealers	56.0	55.3	1.3%	120.4	120.6	-0.2%
Repairs, maintenance, cost of materials	48.8	51.4	-5.1%	96.7	100.3	-3.6%
Provision for doubtful accounts	35.8	22.4	59.8%	62.6	47.9	30.7%
Advertising	53.6	55.0	-2.5%	104.6	98.2	6.5%
Taxes other than income taxes	15.0	19.7	-23.9%	27.7	31.1	-10.9%
Other	138.2	123.1	12.3%	264.7	233.2	13.5%
TOTAL	347.4	326.9	6.3%	676.7	631.3	7.2%

EXHIBIT IV – CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the two quarters and six months ended June 30, 2009 (€ mn)

	Q1’09	Q2’09	H1’09
Cash Flows from Operating Activities:
Profit before taxes	369.1	52.8	421.9
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	277.8	284.4	562.2
Stock option scheme	0.6	3.4	4.0
Cost of early retirement program	(187.6)	152.6	(35.0)
Provisions	48.5	57.1	105.6
Investments and financial income/loss	(29.3)	(14.0)	(43.3)
Dividend income, gains/(losses) and impairment of investments	-	(34.0)	(34.0)
Amortization of advances to pension funds	8.8	8.8	17.6
Interest expense	103.0	74.7	177.7

Adjustments for working capital movements related to operating activities
Decrease/(increase) in inventories	(2.8)	(33.6)	(36.4)
Decrease/(increase) in receivables	(40.3)	(18.1)	(58.4)
(Decrease)/increase in liabilities	(101.8)	(21.8)	(123.6)
Minus:
Interest paid	(130.3)	(48.8)	(179.1)
Income taxes paid	(4.9)	(73.6)	(78.5)
Settlement of receivables due from disposed subsidiaries	-	16.6	16.6
Net Cash provided by Operating Activities	310.8	406.5	717.3

Cash Flows from Investing Activities:
Acquisition of minority interest and participation in subsidiaries' share capital increase	-	(48.4)	(48.4)
Acquisition of financial assets	(181.2)	(117.0)	(298.2)
Sale of financial assets	113.5	1.5	115.0
Loans received	2.4	2.4	4.8
Liabilities settled in conjunction with disposal of subsidiaries	-	78.5	78.5
Purchase of property, plant and equipment or intangible assets	(221.4)	(220.1)	(441.5)
Proceeds from disposal of subsidiaries	-	84.8	84.8
Interest received	19.3	12.2	31.5
Dividends received	-	0.3	0.3
Net Cash used in Investing Activities	(267.4)	(205.8)	(473.2)

Cash Flows from Financing Activities:
Proceeds from long-term and short-term borrowings	8.3	6.9	15.2
Repayment of long-term and short-term borrowings	(12.1)	(38.8)	(50.9)
Dividends paid	(0.2)	(0.1)	(0.3)
Dividends paid to minority investors	(1.2)	0.0	(1.2)
Net Cash provided by/(used in) Financing Activities	(5.2)	(32.0)	(37.2)

Net Increase in Cash and Cash Equivalents	38.2	168.7	206.9
Cash and Cash equivalents at beginning of period	1,429.7	1,460.5	1,429.7
Foreign currency impact	(5.2)	(7.2)	(12.4)
Cash and Cash equivalents classified as held for sale	(2.2)	2.2	0.0
Cash and Cash Equivalents at end of period	1,460.5	1,624.2	1,624.2

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and six months ended June 30, 2009 and 2008 (€ mn)

	Q2’09	Q2’08	%Change	H1’09	H1’08	%Change
Domestic Telephony:
Basic monthly rentals	216.3	232.5	-7.0%	433.1	465.5	-7.0%
Local and long distance calls
-Fixed to fixed	115.4	122.0	-5.4%	231.4	250.1	-7.5%
-Fixed to mobile	65.0	83.4	-22.1%	127.7	165.4	-22.8%
	180.4	205.4	-12.2%	359.1	415.5	-13.6%
Other	16.9	24.4	-30.7%	31.5	47.3	-33.4%
Total Domestic Telephony	413.6	462.3	-10.5%	823.7	928.3	-11.3%

International Telephony:
International traffic	20.5	23.5	-12.8%	41.1	47.3	-13.1%
Payments from mobile operators	13.3	15.5	-14.2%	25.3	27.6	-8.3%
	33.8	39.0	-13.3%	66.4	74.9	-11.3%
Payments from International operators	28.5	31.8	-10.4%	52.5	74.8	-29.8%
Total International Telephony	62.3	70.8	-12.0%	118.9	149.7	-20.6%

Mobile Telephony	599.7	603.0	-0.5%	1,178.7	1,162.8	1.4%

Other Revenues:
Prepaid cards	8.7	13.3	-34.6%	18.0	25.0	-28.0%
Leased lines and data communications	82.2	87.0	-5.5%	164.4	163.4	0.7%
ISDN, connection & monthly charges	35.7	37.3	-4.3%	72.1	74.7	-3.5%
Sales of telecommunication equipment	110.4	155.1	-28.8%	205.4	308.0	-33.3%
Internet services-ADSL	73.1	59.2	23.5%	146.4	113.7	28.8%
Metroethernet & IP CORE	6.5	4.9	32.7%	13.3	9.3	43.0%
Services rendered	22.2	25.7	-13.6%	42.9	50.9	-15.7%
Collocation & LLU's	24.9	19.9	25.1%	58.7	35.5	65.3%
Interconnection charges	19.7	30.7	-35.8%	45.1	59.9	-24.7%
Miscellaneous	28.6	21.3	34.3%	54.5	46.8	16.5%
Total Other Revenues	412.0	454.4	-9.3%	820.8	887.2	-7.5%

Total Revenues	1,487.6	1,590.5	-6.5%	2,942.1	3,128.0	-5.9%

EXHIBIT VI – SEGMENT REPORTING (H1 2009)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the six months ended Jun 30, 2009
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	618.0		201.6	9.3	828.9
International Telephony	81.7		45.9	1.7	129.3
Mobile Telephony		1,279.9			1,279.9
Other	496.1	190.5	161.2	187.2	1,035.0
Total Revenues	1,195.8	1,470.4	408.7	198.2	3,273.1	(331.0)	2,942.1

Intersegment Revenues	(100.0)	(89.6)	(8.3)	(133.1)	(331.0)

Revenue from External Customers	1,095.8	1,380.8	400.4	65.1	2,942.1		2,942.1

Operating Expenses:
Payroll and employee benefits	(399.3)	(127.6)	(82.2)	(32.4)	(641.5)	2.9	(638.6)
Voluntary retirement costs	38.9		(3.9)		35.0		35.0
Payments to international operators	(58.1)	(16.6)	(19.8)	(53.4)	(147.9)	50.5	(97.4)
Payments to domestic telephony operators	(111.0)	(184.5)	(34.7)	(0.1)	(330.3)	71.7	(258.6)
Depreciation and amortization	(216.0)	(220.4)	(103.1)	(22.7)	(562.2)		(562.2)
Cost of equipment & prepaid cards	(42.0)	(179.8)	(19.1)	(0.6)	(241.5)	20.2	(221.3)
Other operating expenses	(234.8)	(450.6)	(114.1)	(60.6)	(860.1)	183.4	(676.7)
Total Operating Expenses	(1,022.3)	(1,179.5)	(376.9)	(169.8)	(2,748.5)	328.7	(2,419.8)

Operating Income	173.5	290.9	31.8	28.4	524.6	(2.3)	522.3

Operating income before depreciation, amortization and voluntary retirement costs	350.6	511.3	138.8	51.1	1,051.8	(2.3)	1,049.5
as % of Operating revenues	29.3%	34.8%	34.0%	25.8%	32.1%	0.7%	35.7%

EXHIBIT VI – SEGMENT REPORTING (H1 2008)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the six months ended Jun 30, 2008
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	693.7		233.4	4.8	931.9
International Telephony	103.4		52.8	4.8	161.0
Mobile Telephony		1,265.8			1,265.8
Other	487.7	275.7	156.2	177.2	1,096.8
Total Revenues	1,284.8	1,541.5	442.4	186.7	3,455.4	(327.4)	3,128.0

Intersegment Revenues	(106.5)	(93.5)	(9.3)	(118.1)	(327.4)

Revenue from External Customers	1,178.3	1,448.0	433.1	68.6	3,128.0		3,128.0

Operating Expenses:
Payroll and employee benefits	(372.5)	(117.9)	(99.7)	(32.2)	(622.3)	2.1	(620.2)
Voluntary retirement costs	(12.2)		(32.6)		(44.8)		(44.8)
Payments to international operators	(60.1)	(17.1)	(16.2)	(41.9)	(135.3)	41.8	(93.5)
Payments to domestic telephony operators	(147.9)	(200.0)	(51.0)	(0.7)	(399.6)	84.3	(315.3)
Depreciation and amortization	(239.2)	(202.0)	(122.2)	(22.1)	(585.5)	0.7	(584.8)
Cost of equipment & prepaid cards	(47.3)	(255.6)	(29.6)	(0.8)	(333.3)	23.0	(310.3)
Other operating expenses	(228.6)	(427.7)	(88.9)	(61.0)	(806.2)	174.9	(631.3)
Total Operating Expenses	(1,107.8)	(1,220.3)	(440.2)	(158.7)	(2,927.0)	326.8	(2,600.2)

Operating Income	177.0	321.2	2.2	28.0	528.4	(0.6)	527.8

Operating income before depreciation, amortization and voluntary retirement costs	428.4	523.2	157.0	50.1	1,158.7	(1.3)	1,157.4
as % of Operating revenues	33.3%	33.9%	35.5%	26.8%	33.5%	0.4%	37.0%

EXHIBIT VII – MOBILE OPERATIONS

COSMOTE MOBILE TELECOMMUNICATIONS AND SUBSIDIARIES

Prepared under IFRS for the three months and six months ended June 30, 2009 and 2008

(€ thousand)

	Q2’09	Q2’08%		H1’09	H1’08%
			Change			Change
Revenues:
Monthly service fees	207,975	181,630	14.5%	406,667	358,272	13.5%
Airtime revenues	246,083	267,617	-8.0%	484,969	507,190	-4.4%
Interconnection revenues	130,991	147,276	-11.1%	261,535	284,348	-8.0%
Roaming revenues	10,565	14,460	-26.9%	16,678	21,385	-22.0%
SMS revenues and other services	56,455	46,410	21.6%	110,045	94,613	16.3%
Sales of handsets and accessories	93,945	130,434	-28.0%	176,433	265,157	-33.5%
Commission revenues	1,358	751	80.8%	1,929	751	156.9%
Other operating revenues	6,637	5,643	17.6%	12,136	9,826	23.5%
Total Revenues	754,009	794,221	-5.1%	1,470,392	1,541,542	-4.6%
Revenues from telecommunication services	652,069	657,393	-0.8%	1,279,894	1,265,808	1.1%

Operating Expenses:
Interconnection	(98,958)	(111,825)	-11.5%	(201,125)	(217,032)	-7.3%
Cost of goods	(95,381)	(124,241)	-23.2%	(176,687)	(253,043)	-30.2%
Payroll	(63,727)	(59,187)	7.7%	(128,129)	(118,549)	8.1%
Network operating costs	(55,934)	(54,184)	3.2%	(109,202)	(106,352)	2.7%
Distribution & sales	(84,780)	(85,313)	-0.6%	(178,713)	(178,211)	0.3%
Marketing & Customer care	(47,216)	(43,336)	9.0%	(94,502)	(81,161)	16.4%
General & administrative	(25,373)	(24,965)	1.6%	(50,871)	(49,064)	3.7%
Provision for doubtful accounts	(11,501)	(7,974)	44.2%	(19,876)	(14,890)	33.5%
Depreciation	(114,184)	(101,288)	12.7%	(220,457)	(202,022)	9.1%
Total Operating Expenses	(597,054)	(612,313)	-2.5%	(1,179,564)	(1,220,324)	-3.3%

Operating Income	156,953	181,908	-13.7%	290,828	321,218	-9.5%

Operating income before depreciation and amortization	271,137	283,196	-4.3%	511,285	523,240	-2.3%
as % of Operating revenues	36.0%	35.7%		34.8%	33.9%

COSMOTE Greece (stand alone)

(€ thousand)	Q2’09	Q2’08%		H1’09	H1’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	357,036	349,206	2.2%	687,174	673,432	2.0%
Interconnection revenues	70,048	90,552	-22.6%	136,536	176,828	-22.8%
Other operating revenues & sales of merchandising	46,780	15,637	199.2%	93,148	29,514	215.6%
Total Revenues	473,865	455,395	4.1%	916,858	879,774	4.2%

Total Operating Expenses	(340,823)	(302,437)	12.7%	(664,483)	(593,748)	11.9%

Operating Income	133,041	152,958	-13.0%	252,375	286,026	-11.8%

Operating income before depreciation and amortization	179,888	194,338	-7.4%	343,437	369,877	-7.1%
as % of Operating revenues	38.0%	42.7%		37.5%	42.0%

ALBANIAN MOBILE COMMUNICATIONS (AMC, stand alone)

(€ thousand)	Q2’09	Q2’08%		H1’09	H1’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	23,617	30,094	-21.5%	50,520	60,234	-16.1%
Interconnection revenues	11,229	15,309	-26.7%	23,931	29,321	-18.4%
Other operating revenues & sales of merchandising	671	912	-26.4%	1,459	1,807	-19.3%
Total Revenues	35,517	46,315	-23.3%	75,910	91,362	-16.9%

Total Operating Expenses	(20,233)	(23,347)	-13.3%	(41,279)	(45,229)	-8.7%

Operating Income	15,283	22,969	-33.5%	34,631	46,133	-24.9%

Operating income before depreciation and amortization	20,996	28,982	-27.6%	46,072	58,054	-20.6%
as % of Operating revenues	59.1%	62.6%		60.7%	63.5%

GLOBUL (stand alone)

(€ thousand)	Q2’09	Q2’08%		H1’09	H1’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	71,821	75,810	-5.3%	141,169	146,284	-3.5%
Interconnection revenues	27,385	26,881	1.9%	53,128	51,391	3.4%
Other operating revenues & sales of merchandising	16,783	6,397	162.4%	30,754	12,531	145.4%
Total Revenues	115,990	109,089	6.3%	225,052	210,208	7.1%

Total Operating Expenses	(94,538)	(87,525)	8.0%	(185,700)	(171,253)	8.4%

Operating Income	21,452	21,565	-0.5%	39,352	38,955	1.0%

Operating income before depreciation and amortization	46,246	45,437	1.8%	87,641	85,760	2.2%
as % of Operating revenues	39.9%	41.7%		38.9%	40.8%

COSMOTE Romania (stand alone)

(€ thousand)	Q2’09	Q2’08%		H1’09	H1’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	67,773	46,133	46.9%	130,593	84,011	55.4%
Interconnection revenues	25,281	15,979	58.2%	50,390	29,404	71.4%
Other operating revenues & sales of merchandising	11,968	1,444	728.8%	22,100	3,390	551.9%
Total Revenues	105,023	63,556	65.2%	203,084	116,805	73.9%

Total Operating Expenses	(104,699)	(77,034)	35.9%	(208,233)	(156,084)	33.4%

Operating Income/(loss)	323	(13,478)	-	(5,150)	(39,279)	86.9%

Operating income/(loss) before depreciation and amortization	22,793	5,011	354.9%	35,808	(2,696)	-
as % of Operating revenues	21.7%	7.9%		17.6%	-

GERMANOS

(€ thousand)	Q2’09	Q2’08%		H1’09	H1’08%
			Change			Change
Revenues:
Commission Revenues	61,610	52,239	17.9%	125,551	105,160	19.4%
Sales of merchandising	143,572	187,639	-23.5%	267,843	371,307	-27.9%
Other operating revenues	8,520	5,883	44.8%	15,786	9,978	58.2%
Total Revenues	213,702	245,761	-13.0%	409,181	486,445	-15.9%

Total Operating Expenses	(216,503)	(244,358)	-11.4%	(417,332)	(486,345)	-14.2%

Operating Income/(loss)	(2,801)	1,404	-	(8,151)	100	-

Operating income before depreciation and amortization	1,615	5,275	-69.4%	717	7,772	-90.8%
as % of Operating revenues	0.8%	2.1%		0.2%	1.6%

EXHIBIT VIII - INTERNATIONAL OPERATIONS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the six months ended June 30 2009,
in accordance with IFRS (€ thousand)

H1 2009

Basic monthly rentals	141,653
Domestic Telephony calls	59,905
Domestic Telephony	201,558
International Telephony	45,865
Other Revenues	161,288
Total Operating Revenues	408,711

Personnel (inc Voluntary Redundancy)	(86,119)
Other operating expenses	(187,649)
Depreciation and Amortization	(122,686)
Total Operating expenses	(396,454)

Operating income	12,257

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended June 30, 2009 and 2008
OTE	Q2’09	Q2’08	% Change
PSTN lines	3,942,249	4,304,679	-8.4%
ISDN, 64kb equiv. lines	1,239,470	1,308,584	-5.3%
Total lines	5,181,719	5,613,263	-7.7%

ADSL subscribers	1,049,128	892,490	17.6%
Unbundled local loops	857,468	499,579	71.6%
Wholesale Line Rental	8,933	0	-

COSMOTE (Greece)
Total subscribers	8,792,754	6,920,907	27.0%

AMC
Total subscribers	1,526,334	1,280,181	19.2%

GLOBUL
Total subscribers	4,007,775	3,945,255	1.6%

COSMOTE ROMANIA
Total subscribers	6,330,325	4,642,525	36.4%

Employees:
-OTE	11,941	12,123	-1.5%
-COSMOTE (Greece)	2,222	2,220	0.1%
-RomTelecom	10,230	10,523	-2.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: August 6, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer